Filed Pursuant to Rule 433

Registration No. 333-223463

Pricing Term Sheet

República Oriental del Uruguay

4.375% USD Bonds due 2031 (the “Bonds”)

Final Terms and Conditions

As of January 15, 2019

Issuer	República Oriental del Uruguay

Title	4.375% USD Bonds due 2031

Principal Amount	U.S.$ 1,250,000,000

Maturity Date	January 23, 2031

Pricing Date	January 15, 2019

Settlement Date	January 23, 2019 (T+5)

Public Offering Price	99.225% of the principal amount plus accrued interest, if any, from January 23, 2019

Spread to Benchmark Treasury	+175 bps

Benchmark Treasury	3.125% due November 15, 2028

Benchmark Treasury Price and Yield	103.16+ and 2.715%

Re-offer Yield	4.465%

Coupon	4.375% per year, payable semi-annually in arrears. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	January 23 and July 23 of each year, commencing on July 23, 2019.

Payments of Principal	Principal will be repaid in three nominally equal installments on January 23, 2029, January 23, 2030 and at maturity.

Optional Redemption

Prior to October 23, 2030 (the date that is three months prior to the maturity date of the Bonds), the Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

On or after October 23, 2030, the Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Denominations	$1.00 x $1.00

Distribution	SEC Registered

CUSIP / ISIN	917288BK7 / US917288BK78

Governing Law	State of New York

Listing	Application will be made to admit the Bonds to the Luxembourg Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Itau BBA USA Securities, Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312519009422/0001193125-19-009422-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312519009424/d684225d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518286888/0001193125-18-286888-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Itau BBA USA Securities, Inc. collect at +1-212-710-6749 or toll-free (U.S. only) at +1-888-770-4828, J.P. Morgan Securities LLC collect at +1-212-834-7279 or toll-free (U.S. only) at +1-866-846-2874 or Scotia Capital (USA) Inc. collect at +1-212-225-5559 or toll-free (U.S. only) at +1-800-372-3930.

Delivery of the notes is expected on or about January 23, 2019, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the Settlement Date may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of bonds in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of bonds. Accordingly any person making or intending to make an offer in that Member State of bonds which are the subject of the offering contemplated in this information may only do so in circumstances in which no obligation arises for the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Republic or the underwriters to publish a prospectus for such offer.

This EEA selling restriction is in addition to any other selling restrictions set out in this information.

The bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (a) (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds.

Each person in a Member State who receives any communication in respect of, or who acquires any Bonds under, the offers contemplated in this prospectus supplement, or to whom the Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Issuer that it and any person on whose behalf it acquires Bonds is: (1) a Qualified Investor; and (2) not a “retail investor” as defined in Article 4(6) of the PRIIPs Regulation.

Any distributor subject to MiFID II subsequently offering, selling or recommending the Bonds is responsible for undertaking its own target market assessment in respect of the Bonds and determining the appropriate distribution channels.

This information is for distribution only to persons who (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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